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                                                                                               Exhibit 99(d)

                                  Entergy Mississippi, Inc.
                  Computation of Ratios of Earnings to Fixed Charges and
           Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                              September 30,
                                                              1991      1992      1993      1994      1995       1996
Fixed charges, as defined:
  Interest on long-term debt                                  $63,628   $60,709   $52,099   $46,081   $46,241    $44,573
  Interest on notes payable                                       953        36         7     1,348       474      1,266
  Other interest charges                                        1,444     1,636     1,795     3,581     4,164      2,203
  Amortization of expense and premium on debt-net(cr)           1,617     1,685     1,458     1,754       756        487
  Interest applicable to rentals                                  574       521     1,264     1,716     2,173      2,167
                                                              ----------------------------------------------------------
Total fixed charges, as defined                                68,216    64,587    56,623    54,480    53,808     50,696

Preferred dividends, as defined (a)                            14,962    12,823    12,990     9,447     9,004      7,587
                                                              ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $83,178   $77,410   $69,613   $63,927   $62,812    $58,283
                                                              ==========================================================
Earnings as defined:

  Net Income                                                  $63,088   $65,036  $101,743   $48,779   $68,667    $80,035
  Add:
    Provision for income taxes:
      Federal and State                                        (1,001)    4,463    54,418    46,884    71,651     88,009
    Deferred Federal and State - net                           32,491    20,430       539   (26,763)  (35,224)   (42,259)
    Investment tax credit adjustment - net                     (1,634)   (1,746)    1,036    (7,645)   (1,550)    (3,491)
    Fixed charges as above                                     68,216    64,587    56,623    54,480    53,808     50,696
                                                             -----------------------------------------------------------
Total earnings, as defined                                   $161,160  $152,770  $214,359  $115,735  $157,352   $172,990
                                                             ===========================================================
Ratio of earnings to fixed charges, as defined                   2.36      2.37      3.79      2.12      2.92       3.41
                                                             ===========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.94      1.97      3.08      1.81      2.51       2.97
                                                             ===========================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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